

**To the Holders of:**
Treasury Index LinkEd Securities (TILESSM)
Series 2006-1

CUSIP NO.          89465GAA3

Distribution Date          February 17, 2015

U.S. Bank National Association, as Trustee for the Trust, hereby gives notice  with respect to the Distribution Date as follows:

The amount of the distribution payable to the Certificateholders on the Distribution Date allocable to principal and premium, if any, and interest, is as set forth below:

| Beginning Principal Amount | Principal  Payment | Ending Principal Amount | Ten Year Constant Maturity Treasury Rate | Fixed Rate Spread | Interest Amount Due | Aggregate Interest Due and Unpaid | Total Distribution |
|---|---|---|---|---|---|---|---|
| $12,700,000.00 | | $12,700,000.00 | 2.43% | 0.25% | 170,180.00 | $0.00 | $170,180.00 |

| Additional Information | |
|---|---|
| Swap Counterparty Payment Amount to Trustee | $        170,180.00 |
| Trustee Payment to Swap Counterparty | $        400,050.00 |
| Trustee Fees | $            2,000.00 |
| Expense Account Deposit | $              857.50 |

| Underlying Security    Goldman Sachs Capital I 6.345% Capital Securities due February 15, 2034 | |
|---|---|
| Payment Dates | 15th of Feb/Aug or NBD |
| Cusip | 38143VAA7 |
| Current Principal Balance | $12,700,000.00 |
| Annual Coupon Rate (Fixed) | 6.34500% |
| Interest Payment Received | $402,907.50 |

| | Original Ratings | | | Current Ratings | | | |
|---|---|---|---|---|---|---|---|
| CUSIP | Moody's | S & P | | Moody's | Date | S & P | Date |
| 89465GAA3 | | A- | | N/A | | NR | |
| 38143VAA7 | A1 | A- | | Baa3 | 21-Jun-12 | BB | 29-Sep-14 |

*The Trustee shall not be held responsible for the selection or use of the CUSIP number nor is any representation made as to its correctness.
 It is included for the convenience of the Holders.

The Underlying Security Issuer or Underlying Security Guarantor, as applicable, is subject to the informational requirements of the Exchange Act. The Underlying Security Issuer or Underlying Security Guarantor, as applicable, currently files reports, proxy statements and other information with the SEC. Those periodic reports, current reports and other reports and other information can be inspected and copied at the public reference facilities maintained by the SEC at Room 1024. 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of those materials can be obtained by making a written request to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also maintains a website on the internet at http://www.sec.gov at which users can view and download copies of reports, proxy, information statements and other information filed electronically. In addition, those reports and other information may also be obtained from the underlying security issuer by making a request to the underlying security issuer.